Exhibit 14.2

SUMMARY REPORT

on the

TOPIA PROJECT

MUNICIPALITY OF TOPIA

DURANGO STATE, MEXICO

for

GREAT PANTHER RESOURCES LIMITED

George Cavey, P.Geo.
David R. Gunning P.Eng.

November 20, 2003

SUMMARY

        The property is located in the municipality of Topia in the west central part of Durango State, Mexico centred at approximately 25o12'37” north latitude and 106o34'13” west longitude (Figure 1). Access is gained by travelling north for roughly 200 km on paved highway #23 from Durango through the city of Santiago Papasquiaro and then west on paved and gravel road to the town of Topia, a distance of approximately 150 km. A small airstrip on the east side of the town is serviced daily from Culiacan by small aircraft.

        The Topia project lies on the western flank of the Sierra Madre Occidental geological province. The Sierra Madre Occidental is a linear volcanic belt of Tertiary age orientated north-north-westerly. It is approximately 1,200 km long, and varies in width between 200 and 300 km. Regionally the belt forms a broad anticlinal structure containing shallow dipping eastern flanks with more steeply dipping units in the west. The entire Sierra Madre Occidental is cut by numerous longitudinal faults.

        The Topia volcanic pile consists of a one kilometer thick series of andesite lavas and pyroclastics of late Cretaceous to early Tertiary age. A small granodiorite body only 50 by 100 meters is located near the Animas Vein and was described by Loucks to be an andesine porphyry that is fault bounded and cut by a small vein. Loucks postulates that this small granodiorite (quartz monzonite) body may be a cupola on an inferred larger intrusion genetically related to mineralization. These early rocks are unconformably overlain by felsic volcanic flows and ignimbrites referred to as rhyolite volcanics and are thought to be post mineralization and form the cliffs seen northeast of Topia. This series is roughly 600 meters thick and is flat lying. The upper volcanic rhyolite series are neither altered nor mineralized.

        The Topia area is host to numerous faults and veins. There are predominantly two sets of faulting that being Northwest between 3200 to 3400 degrees and northeast between 500 and 700 degrees. The northeast series of faults generally dip steeply to the southeast and most of them have been mineralized forming the many veins mined in the Topia district. The Madre vein has been mined for 3.5 km and the Cantanranas vein for 2.4 km. These veins contain ore grade mineralization over a limited vertical extent of between 100 and 200 meters but this mineralized zone extends laterally along strike in individual veins for as much as four kilometres. The ore horizon commonly contains subequal amounts of sphalerite, pyrite, galena, and quartz, with minor arsenopyrite, marcassite, chalcopyrite, silver-rich sulfosalts, electrum, chamosite, muscovite, and carbonates.

        Topia is a world class polymetallic fissure vein district. It has a rich production history with recorded production since 1950 of 1.3 million tonnes of ore recovering 15.4 million ounces of silver with roughly 18,500 ounces of gold and lead and zinc grades of almost 4% (each). Over the years Topia has been the site of some very academic geologic studies. The principle operator was Penoles, the second largest Mexican mining company and largest silver producer in Mexico, who halted operation and reportedly sold the property when unionization was threatened. For the past 10 years little in the way of exploration has occurred with production coming from generally small glory holes underground at rates below plant capacity.

        Great Panther is acquiring an option from a Mexican company. The option to purchase provides one year to evaluate the project for the cost of US$100,000. If sufficient mineral potential is found in that time then additional payments of US$1.33 million are required to complete the purchase of all of the property and assets of which $980,000 will be repaid out of production. Along with this purchase price are debts of US$1.14 million that must be repaid primarily out of production. It is therefore of the utmost importance that Great Panther fully evaluates the project potential during the first relatively inexpensive year.

        The property consists of 49 claims covering 1638 hectares. The principle Topia group covers 1277 hectares and most of the main veins in the district. Two other small satellite groups called Las Papas and El Jarillal cover veins within 10 kilometers of Topia (361 ha). In addition to the claims, the option to purchase agreement includes the 200 tpd mill, buildings, offices, houses and workers quarters as well as some underground mining equipment and surface vehicles.

        A US$820,000 Phase I program is recommended to aggressively evaluate the project. The main expense in this phase is the diamond drilling and underground exploration to determine the existence of sufficient resources to warrant continuing with the project and to define additional inferred resources to provide exploration targets for future production. The resource estimate would be the basis of a Scoping Study recommended for Phase II.

                                                  TABLE OF CONTENTS

Summary

History  5

Drilling 11

Certificate of Authors
         George Cavey, P.Geo. ..........................................................................26
         D. R. Gunning P. Eng. .........................................................................27

                                              LIST OF FIGURES

Figure 1 Project Location Map..........................................................Following Page    1
Figure 2 Claim Map.....................................................................Following Page    2
Figure 3 Regional Geology..............................................................Following Page    6
Figure 4 Property Geology..............................................................Following Page    7
Figure 5 Regional Development...........................................................Following Page  12
Figure 6 Topia Underground Workings.....................................................Following Page  16
Figure 7 Madre Vein Longitudinal Section................................................Following Page  17

                                               LIST OF TABLES

Table I           Summary Claim Information..............................................................3
Table II Topia Sales Receipts...........................................................................15

                                             LIST OF APPENDICES

INTRODUCTION AND TERMS OF REFERENCE

        This report presents a geological appraisal of the Topia project, Durango State, Mexico for Great Panther Resources Limited (Figure 1). This report presents an independent technical review of the geology and resources at the Topia Project, located in the State of Durango in Mexico that Great Panther Resources Limited of Vancouver proposes to acquire. This report has been prepared by OreQuest Consultants Ltd. for Great Panther to support the acquisition of a 100% interest in Minera Mexicana el Rosario S.A. de C.V. (MMR), a Mexican company with several mineral projects including Topia, and is prepared under the terms set out in NI 43-101. The project is under option from Compania Minera de Canelas y Topia, S.A. de C.V. to MMR. This report will also be used to support any required filing with any Canadian regulatory authorities. The purpose of the report is not to re-estimate resources or value the mining equipment on site.

        The information herein is derived from a review of the documents listed in the References and from information provided by the Compania Minera de Canelas y Topia, S.A. de C.V. (MCT), who are vendors of the project. A complete list of the reports available to the authors is found in the References section of this report. D. Gunning visited the project from Sept 8-10th, 2003 and completed a thorough review of the available technical data. G. Cavey has not been to the property but has visited other gold- silver properties and supervised a number of exploration programs in the Durango Sierra in the last 10 years. A partial list of reports prepared by in whole or in part by G. Cavey in Durango State and other areas of the Sierra Madre Occidental mineral belt in Mexico can be found in the Reference section of this report under “OreQuest Reports Previously Prepared.”

        The material found in this technical report is an amalgamation of previous reports, program updates, consultant reports, and corporate press releases available for review. There were no limitations put on the authors in preparation of this report with respect to Great Panther, or MCT information. The authors have relied on two principle sources of information for the data contained in this report as follows: Compania Minera de Canelas y Topia, S.A. de C.V. (MCT), and Orequest Technical Files. Therefore, in writing this technical paper the authors have relied on the truth and accuracy presented to them from the sources listed in the Reference section of this report but have also performed checks against historical data in order to provide comfort that the data is reliable. In addition, information in this report was obtained from recent press releases authorized for distribution into the public domain from the participating companies. The data for this 2003 Topia property report is principally contained in the following reports:

o	the 2003 report titled “Estudio do Viabilidad Cia Minera de Canelas y Topia” created by the property owner Mario Macias.

o	The 1988 reports titled "Polymetallic Epithermal Fissure Vein Mineralization, Topia, Durango, Mexico: Parts I & II". By Robert R. Loucks et al. In the Economic Geology Bulletin volume 83.

        All reference to currency in this report is in US dollars. All units in this report are metric unless otherwise stated. Peñoles, the second largest Mexican mining company and largest silver producer in Mexico, operated the mine from 1952-1990 and compiled most of the data found in this report. Mr. Mario Macias was the former Mine Manager at Topia and was given title to property and assets of the Topia project in exchange for the rights to another property that he owned.

DISCLAIMER

        OreQuest has prepared this report based upon information believed to be accurate at the time of completion, but which is not guaranteed.

        Abraham Urias L.L.B of Vancouver, a Mexican consulting attorney, is in the process of verifying the legal tenure of the property for Great Panther. At the time of writing this verification was not available. MCT provided the authors with a detailed list of the individual concession particulars, along with the assurance of their ownership. OreQuest was provided maps showing all of the Topia claims but not all of the claims in the peripheral groups namely the Las Papas group.

        Although no limitations were placed on the authors by Great Panther, the authors were limited in their review by:

o	not being able to access all of the Penoles records some of which are in Chihuahua.

o	being unable to visit satellite claim groups due to adverse road conditions.

o	being unable to tour all of the underground conditions due to their large number and unknown state of repair.

        The authors rely on the truth and accuracy of the data recorded by previous operators but cannot verify it. Access on surface and underground was limited during the site visit and it would have been impossible to verify all of the samples mentioned in the report. These samples and assays are reported as shown on various maps drawn by Peñoles and MCT personnel and are believed reliable but could not be verified.

PROPERTY DESCRIPTION AND LOCATION

        The property consists of three groups of surveyed claims or fundos that are classed as exploitation as opposed to exploration (Figure 2). The largest group of 40 claims covers most of the Topia mine workings as well as the town and tailings. This group of surveyed claims defines a total area of 1277 hectares. In addition to this main group, two satellite claim groups are included namely Las Papas and Torance (Jarillal). The Las Papas claims are about 10 kilometers northeast of the town of Topia and cover 309 hectares. The two Jarillal claims are near the town of Torance about six kilometers east of Topia with a surface area of 52 kilometers.

        Great Panther Resources Limited has signed a letter of intent to acquire the Topia property through the acquisition of a Mexican company Minera Mexicana el Rosario (MMR). The formal agreement has not yet been signed to date however the terms of the option agreement with Minera de Canelas y Topia (MCT) are summarized as follows:

o	payment of $100,000 upon registration of the formal option agreement with the Mexican government,

o	one year and 45 days from registration, MMR must decide on the continuation of the agreement by paying $150,000 to MCT at which time inventory of equipment, lands and facilities to be included will have been prepared along with their bill of sale by MCT and the documentation of permits,

o	within 45 days after receipt of inventory etc. an additional payment of $200,000 will be made to MCT,

o	in addition, from the date that the first concentrate is sold a further $300,000 payment must be made on each of the first two anniversaries followed by a payment of $376,919 on the 3rd anniversary.

o	The total payments will be $1,426,919US to MCT.

        In addition to payments to MCT, MMR has agreed to assume the debt currently encumbering the property. There are some relatively small taxes owing to the Mexican government on the property in the range of $20,000. There is a debt of $221,000 with FIFOMI which will be assumed by MMR immediately upon the exercise of the option to purchase agreement. There is also a debt with Peñoles that is to be repaid from concentrate sales as a 10% NSR to a total of approximately $900,000.

        A summary of the claim groups is located in Table I below and provided in full detail in Appendix I. For simplicity, the three groups of claims have been tabulated separately. The claim groups that comprise the Topia project are shown on Figure 2. Great Panther is utilizing lawyers and Mexican surveyors to try to ascertain the validity of all of the claims listed by the optionor (MCT). These personnel have provided OreQuest with the tabulated information and corresponding maps.

                                Table I - SUMMARY Mineral Claim Information
                     -------------------------------------------------------------------------------
                                   Claim Name                           Area (Hectares)
                     -------------------------------------------------------------------------------
                     Topia Group                                             1277
                     Las Papas Group                                          309
                     Torance Group                                            52
                     -------------------------------------------------------------------------------
                     Total                                                   1638
                     -------------------------------------------------------------------------------

        During the time that Peñoles owned and operated the Topia mine they developed and used mine coordinates for any maps produced of the area. All of the maps of the mine workings found at the mine office were based on the Peñoles coordinates. One map however provided a reference to UTM coordinates and that map stated that 5000 N in the Peñoles coordinates is equivalent to a UTM of 2788671.953N and 5000E corresponds to 341964.012 E.

        In addition to the claims, the option to purchase agreement includes the 200 tpd mill, buildings, offices, houses and workers quarters as well as some underground mining equipment and surface vehicles. An inventory of all assets to be transferred is to be prepared by the owner prior to Great Panther exercising its option.

        Topia has been in production periodically since1870. Therefore, the property has demonstrated that there is the sufficiency of surface rights for continuing exploration or mining operations including potential tailings storage areas, potential waste disposal areas and potential processing plant sites.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

        The property is located in the municipality of Topia in the west central part of Durango State, Mexico centred at approximately 25o12'37” north latitude and 106o34'13” west longitude (Figure 1). Access is gained by travelling north for roughly 200 km on paved highway #23 from Durango through the city of Santiago Papasquiaro and then west on paved and gravel road to the town of Topia, a distance of approximately 150km. Total driving time from Durango is about 8 hours. Topia is a fairly old town with a population of about 2500. Most of the main roads in Topia are paved with concrete or cobblestones, and the town contains numerous stores, restaurants and hotels. A small airstrip on the east side of the town is serviced daily from Culiacan by small aircraft. Flight time from Culiacan is less than an hour and costs about $90 US each way.

        The property is located within the Sierra Madre Occidental Mountain Range. The terrain is quite steep and rugged with elevations ranging from approximately 600 m in the river valleys in the western portion of the property rising to nearly 2000 m in the northeastern portion of the property where high level plateaus exist. The area is generally dry except during the rainy season when between 20-50 cm of rain may fall. Mining operations and most exploration activities (especially underground exploration and development) can be conducted on a year round basis.

        Access to the numerous mine entrances is via gravel roads that are narrow in the steep Sierra. The mill and tailings are within the town. Most of the inhabitants of the town have worked at the mine or provide services. As many past employees now work at other mines and would reportedly prefer to be closer to home there is not any labour shortage that might affect future operations.

        Topia is a small village and the principal town for the area. The area is remote and contains very little use other than mining. On the plateaus above the property, logging is carried out. At present, Topia is connected to the national power grid but generators were used in the past for mine and mill operations. Telephone lines can be found in the town but there is no internet access and phone lines were temporarily out of service during the authors’ brief site visit. Artesian springs located above Topia provide water year-round by gravity to the town. Most of the mine portals discharge water with some of the main workings such as the Victoria adit providing sufficient water for previous milling activities.

        During the site visit the property owner was not able to produce any permits for mining, milling or tailings. The owners assured the author that this was normal and that they had the authority to legally operate the mill. Although past production records would indicate that this permission does exist, there may be permits required for future operations the conditions for which are not known.

        There does not appear to be any environmental program for the property. No mention was made in any files or by the owners of water sampling initiated by the owner. There was also no indication of any regulatory requirements to do so. Some baseline water sampling should be initiated at least to show the state of local watercourses at the time when Great Panther acquired the project.

HISTORY

        The Sierra Madre Occidental is a geological region with prolific precious metal production to pre-colonial times. Small scale mining in the area was first reported in 1538 by the local villagers of Topia. The Spanish first visited the area in 1569 and by the early 1600‘s the first mineral concessions were granted. Under Spanish rule the village was destroyed twice by Native Indian attacks, in 1616 by the Tepahuanos and again in1776 by the Cocoyames.

        By 1870 Topia entered an era of prosperity due to the exploitation of the near surface deposits by at least five different companies until the Mexican Revolution in 1910. At this time most products and supplies were transported by mule about 150 kilometers to Tepehuanes. Loucks in1988 reported production during this period as between ten and twenty million dollars which would equate to between 15 and 30 million ounces of silver and between 25 and 50 thousand ounces of gold using known recent metal recovery ratios for Topia along with historic metal prices.

        In 1944 the Compania Minera Peñoles, S.A. (Peñoles) acquired the mines in the district and completed the construction of a flotation plant in 1951. Peñoles operated the Topia plant from 1951 until 1990 when a combination of low metal prices and labour pressures to form a union convinced Peñoles to halt operations. At this time Mario Macias was the mine manager for Peñoles and he negotiated a trade of the Topia mine for another property that he personally owned which is now the Cienega gold mine operating at 2500 tpd. Mr. Macias formed the Compania Minera de Canelas y Topia in order to continue mining and milling operations, which he did intermittently throughout the 1990‘s. Production from Topia is summarized in Appendix II.

        In total, 15.4 million ounces of silver and 18,500 ounces of gold have been recovered in the lead and zinc concentrates since production records have been kept. Typically the Topia mill buys ore from local small miners, which makes up about 5% of the mill feed. Production records for 1952-1999 are located in Appendix II.

GEOLOGICAL SETTING

        The Topia project lies on the western flank of the Sierra Madre Occidental geological province. The Sierra Madre Occidental is a linear volcanic belt of Tertiary age orientated north-north westerly. It is approximately 1,200 km long, and varies in width between 200 and 300 km. Regionally the belt forms a broad anticlinal structure containing shallow dipping eastern flanks with more steeply dipping units in the west. The entire Sierra Madre Occidental is cut by numerous longitudinal faults. In the east flank of the anticline the faulted down-drops are minor. Along the west flank the down-drops are larger, primarily because of larger vertical displacements along the faults, but also because of the lower elevation of the adjacent Sinaloa portion of the Sonoran Basin and Range province. The volcanic activity that produced the bulk of the upper volcanic group stopped by the late Oligocene although there was some eruptive activity as recently as 23 million years ago or very early Miocene age. The Sierra Madre Occidental belt appears to have been uplifted as the result of the combination of Basin and Range tectonics and opening of the Gulf of California. Therefore after all the volcanic activity, a period of peneplanation took place, and uplift began probably only toward the end of the Miocene with the onset of block faulting, that directly resulted in the present geomorphology of the belt.

        The geology, geochronology, tectonics, and mineralization of the province have been summarized by King (1939), Wisser (1966), Sillitoe (1976), Clark et al. (1977, 1979), McDowell and Clabaugh (1979), Damon et al. (1981), and Dreier (1984).

        The Topia volcanic pile consists of a one kilometer thick lower volcanic series consisting of andesite lavas and pyroclastics of late Cretaceous to early Tertiary age (Figure 3). This unit has been subdivided into three members named Santa Ana, Carmen and Los Hornos from oldest to youngest. All of the three units are described as dark purple-grey augite andesite porphyry by Peñoles geologists. Individual units are generally tongue shaped wedging out to the west. Textures vary from tuffs to flows and agglomerates. Pillow structures can be seen often in outcrop. These units generally dip about 25 degrees to the southwest and fluid inclusion data from Loucks in 1988 shows that this tilting of the andesites occurred prior to the mineralization of the veins.

        Roughly 5 kilometers southwest of Topia there is a granodiorite stock in outcrop. It is roughly 1.8 by 3 kilometers in size and has a K-Ar date of 46 m.y. (Loucks, 1988). This stock has altered andesite immediately east as well as the carbonate sediments to the west. A propylitically-altered halo reportedly radiates 4 kilometers from the stock but Loucks observed that this alteration did not seem to have any spatial relation to the mineralized veins in the area. A smaller granodiorite body only 50 by 100 meters is located near the Animas Vein and was described by Loucks to be an andesine porphyry that is fault bounded and cut by a small vein. Loucks postulates that this small granodiorite (quartz monzonite) body may be a cupola on an inferred larger intrusion genetically related to mineralization.

        Near the San Gregario vein to the southeast of Topia outcrops dacite surrounded by the lowest lava member. Initially this was thought to be a window to basement rocks however K-Ar dating resulted in an age some 20 m.y. younger than the surrounding andesites. It was therefore presumed to be an intrusion of the andesite pile.

        Felsic volcanic flows and ignimbrites unconformably overlie all of these early rocks. They are referred to as rhyolite volcanics and are thought to be post mineralization and form the cliffs seen northeast of Topia. This series is roughly 600 meters thick and is flat lying. The upper volcanic rhyolite series are neither altered nor mineralized.

        The Topia area is host to numerous faults and veins. There are predominantly two sets of faulting that being northwest between 320 to 340 degrees and northeast between 50 and 70 degrees. It is the northeast set that has been mineralized, although there are a few northeast faults that are unmineralized. The movement along the faults has occurred alternately along each set beginning before mineralization and continuing after the veins were formed.

        The northwest faults are major features in the area and many of the more significant ones are named (Figure 4). Most of these faults dip toward the northeast and some have had dykes intruded along them. There is a pre-ore quartz latite dyke that is offset by one of the northeast veins. There are also diabase and rhyolite dykes along some of the northwest faults that post-date and offset mineralization and may be feeders of the overlying rhyolite volcanics. Some of the northwest faults can be seen to displace the overlying rhyolite volcanics on surface. The most significant faults within this group are the Victoria, Carrizo and San Gregario faults.

        The northwest faults are normal faults that Mine geologists have shown to have some rotational aspect with displacements increasing to the southeast. Displacements vary between 50 and 100 meters along individual faults with the rotational aspect sufficient to cause a strong southwesterly dip to the rhyolite volcanics south of the Rio Topia (Loucks 1988).

        The northeast series of faults generally dip steeply to the southeast and most of them have been mineralized forming the many veins mined in the Topia district. The Madre vein has been mined for 3.5 km and the Cantanranas vein for 2.4 km. Many of the other veins have been mined intermittently over similar strike lengths. The northeast faults have been studied and Lemish 1955 decided that displacement along the Madre vein was in the order of 50 meters left lateral strike-slip with 20 meters of normal dip-slip. These faults sometimes splay and often curve one way or another.

        All of the faults in the Topia region seem to be both pre and post-mineralization. They form an orthogonal set that provided conduits and cavities for hydrothermal fluid movement and precipitation. There are so many faults and veins that following them and estimating exact offsets is sometimes difficult.

DEPOSIT TYPES

        The Topia district is similar to other silver producing districts in the western Americas. Mexico is home to many silver-gold districts that are discussed in the adjacent properties section of this report, and is the largest silver producer in the world. The Guadalupe y Calvo and Tayoltita districts both have numerous mineralized veins in volcanic rocks underneath the rhyolitic Sierra Madre Occidental cap. Guadalupe y Calvo is somewhat different with a silver to gold ratio of 20:1 and the veins in the district have produced more than two million tons of ore.

        The Tayoltita mine in the San Dimas district, located approximately 120km south east of Topia, is more similar to Topia with a silver to gold ratio of about 80-100:1 and production of roughly 30 million tons from over 80 veins. The three deposits in the San Dimas district (Tayoltita, Santa Rita and San Antonio) are high grade, low sulphidation, silver-gold-epithermal vein deposits characterized by adularia-sericitic alteration. The mineralization outlined in these deposits is not necessarily indicative of the mineralization on the Great Panther property. Epithermal deposits are commonly formed during the later stages of igneous and hydrothermal activity generated from quartz-monzonitic and andesitic intrusions. Typically, epithermal vein mineralization is initiated several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems and a few million years after the intrusion of the closely associated plutonic rocks. The proven and probable mineral reserves at San Dimas District three operating mines (Tayoltita, Santa Rita and San Antonio) are approximately 2.2 million tonnes at 357 g Ag/t and 3.7 g Au/t. The total inferred mineral resources at the three mines, diluted, are approximately 11.7 million tonnes at an estimated grade of 310 g Ag/t and 2.9 g Au/t (Spring and MacFarlane 2002). These estimates follow the required disclosure for reserves and resources outlined in NI 43-101.

        The central Andes is the location of three prominent districts namely Cayllom, Orcopampa and Arcata all located in southern Peru. Erickson and Cunningham describe these deposits as adularia-sericite-type, silver-rich, polymetallic, and base-metal veins. The silver to gold ratio in these deposits is generally more than 300:1 and production from the three districts has averaged about 500 g/t silver. Like Topia the ores are found in fissure-filling veins along subparallel faults cutting andesitic flows, breccias and pyroclastics. Each of these districts has multiple veins in areas of 10-15 square km with individual veins generally less than two meters in thickness but up to three kilometers in length. Mineralization is said to occur within a 300-450 meter vertical zone.

        Each of these three Peruvian districts is estimated to consist of between 8 and 9 million tons based on the sum of historic production and reserves at grades of 400 ppm Ag and between 1.3 and 3 ppm Au (Erickson and Cunningham, 1993). These estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. The authors are not aware if this resource estimate was estimated using the standards outlined in NI 43-101, the reserve estimates have been obtained from sources believed reliable but cannot be verified.

MINERALIZATION

        The veins of the Topia district have formed along the northeast series of faults. Mineralized veins are limited to the lower series of andesitic lavas and interbedded pyroclastics known as the Topia andesites. These veins contain ore grade mineralization over a limited vertical extent of between 100 and 200 meters but this mineralized zone extends laterally along strike in individual veins for as much as four kilometres. This horizon grades downward to barren coarse grained quartz rich filling and upwards to barren cherty quartz-calcite-barite rich vein filling.

        The mined vein horizon consists of quartz, galena, sphalerite and pyrite in more or less equal amounts with lesser amounts of arsenopyrite, marcasite, chalcopyrite, silver rich sulfosalts, electrum, muscovite, and carbonates.

        In 1988, Loucks, Lemish, and Damon published a paper in the Economic Geology Bulletin which discussed the mineralization within the veins at Topia. Loucks describes the veins as follows:

“Oblique tensional slip along faults having gentle convex and concave irregularities and steps in the slip surface produced a succession of alternating dilatant (fissure) and convergent (shear zone) intervals along each fault. Open fissure intervals were filled by more or less symmetric, crustified precipitation on the walls, whereas wall-rock-replacement mineralization characterizes narrow veins in shear zone intervals. In each vein, ore occupies a restricted vertical interval of 100 to 200 metres (the “ore horizon”), which grades downward into barren coarse grained quartz-rich filling and grades upward into barren, cherty quartz-calcite-barite-rich vein filling. The ore horizon commonly contains subequal amounts of sphalerite, pyrite, galena, and quartz, with minor arsenopyrite, marcasite, chalcopyrite, Ag-rich sulfosalts, electrum, chamosite, muscovite, and carbonates. Locally, massive sphalerite as millimeter to centimeter thick crustification bands dominates the paragenetic sequence. Crustification bands dominated by quartz, calcite, and barite are predominantly fine grained; they precipitated from low-salinity, boiling fluids. Intercalated bands dominated by sulfides are characteristically very coarse grained (to 10 cm) and have high salinity fluid inclusions (7-23 wt %); no primary vapor-dominant inclusions have been recognized in sphalerite or pyrargyrite. Precipitation of crustification bands dominated by coarse-grained sulfides was punctuated by recurrent effervescence of ore fluids within the ore horizon, accompanied by precipitation of electrum + quartz +/- calcite +/-barite and dissolution of sphalerite. At currently exposed levels above the horizon, diluted fluids were boiling more or less continuously.

Voluminous bulk ore assay data, electron microprobe analyses of spatial variations in compositions of mineral solid solutions (Zn/Fe in sphalerite and Sb/As of polybasite), and analysis of trends in modal abundance of vein chlorite, barite, and fluorite reveal a systematic gradient of northeastward increase in the proportions of Ba, F, and Pb in the ore, the Zn/Fe ratio of sphalerite, and the Sb/As ratio of sulfosalts. The lateral zoning trend is definitely not due to lateral flow of mineralizing solutions but may be due to lateral variations in lithology….

Fluid inclusion studies indicate ore deposition mainly in the 280 to 200 degrees Centigrade interval, with a reasonably systematic vertical decrease in temperature of about 25 degrees per 100 m. …"

In the same bulletin Loucks along with Petersen discussed the chemical zoning patterns within the mineralized veins. In their paper they state that:

“…For the purpose of guiding reconstruction of metal zoning patterns in the veins, detailed mineral chemistry studies were undertaken to clarify the extent of silver solid solution in common base metal sulfides (sphalerite, pyrrhotite, chalcopyrite, galena) and the mass distribution of silver in stages of the paragenetic sequence. The results show that, …..…, only a few minerals contribute significantly to the Ag content of the ore. About 27% of the Ag in average ore was precipitated as galena which averaged 3,000 ppm Ag in solid solution; tetrahedrite-freibergite averages ca.17 wt.% Ag (range 13-37 wt.% Ag) and contributes about 46% of the Ag in average ore; polybasite contributes most of the remainder. Abundant sphalerite with ca. 83ppm Ag in solid solution accounts for only about 1 % of the Ag content of average ore. About 85-90 percent of the total Ag was coprecipitated with base metals in the main sulfide stage; the late, precious metal-rich stage is of minor economic significance.

High-resolution distribution zoning patterns of Ag, Pb, and Zn were determined in five veins, employing channel-sample assay data from 5,800 localities, together with a new graphical method of trend analysis which allows unambiguous reconstruction of the detailed patterns of metal distribution by contouring arrays of assay data (in the form of metal ratios and individual metal concentrations) on longitudinal sections of the veins. The distribution patterns show that along each major vein, ore is confined to a sub-horizontal, sinusoidally contorted ore “ribbon” having a vertical width of 25 to 100 meters and a strike length of several kilometers. The ore zone oscillates with a wavelength generally in the range of 100 to 200 m and an amplitude in the 150 to 250 meter range. Ore grade drops sharply above and below the ore band due to dilution by silica.

Practical consequences of the study include (1) recognition that , in most veins, lateral potential ore reserves substantially exceed those expected at greater depth, (2) ore shoots have a reasonably regular spacing, (3) grade-width covariation along strike can determine if the present erosional level in a little-explored vein lies above or below the ore horizon, and (4) the variation from vein to vein in elevation at which the ore band occurs is consistent with the possible presence of a district wide “inverted-saucer” ore dome which, if present, is only about two thirds exposed by mining to date, suggesting that substantial ore reserves may remain to be found in the northeastern sector of the district under the cover of post-ore rhyolites.”

        The mapping of the wave of grade along with vein width by Loucks and Petersen showed that the higher grade was at the top of the zone in wide portions of the vein and near the bottom in narrow portions. The knowledge of this orientation should enable exploration to be better focussed as after following a vein for some distance it should be clear whether mineralization is more likely above or below the level.

EXPLORATION

        Great Panther has not completed any recent exploration on the Topia project. Much of the work completed on the property is related to the underground work and will be discussed elsewhere in this report in a section titled “Exploration and Underground Development”.

DRILLING

        Great Panther has not completed any drilling programs nor have there been any recent recorded drilling programs completed on the Topia project.

SAMPLING METHOD AND APPROACH

        The veins at Topia were all explored by drifting from 1950-1990 with occasional diamond drill holes to find faulted veins. Sampling of the veins in drifts and raises was conducted at two meter intervals with channel samples taken manually with hammer and chisel. Samples were plotted on level plans showing vein/sample width along with the silver, lead and zinc grades. Most of these drifts later became stopes and therefore the production would have provided checks on the sampling methods. The production summary tabulated in the History section of this report provides the annual average grades milled.

        As with many narrow vein mines drifting often results in the loss of the vein either along a splay or faulted offset. The mine owns a small underground diamond drill which was used to find these offset veins and sometimes drill ahead of development. There have also been a few surface diamond drill holes but the steep topography means that access for drill sites is very difficult and therefore surface drilling has been relatively rare.

        Underground drilling produced BQ sized core with reasonable recovery and some of the core is stored near the Argentina adit. Over the years much of the core has been subject to deterioration and in fact many of the veins defined by the holes have been mined out making the core obsolete for any practical purpose. A wheel splitter is in the core shack and was used to split sections of the core for assay.

        In general the approach taken at Topia for sampling is like most narrow vein mines, that being drill for structure and drift for ore. This is especially important at Topia where mineralization does not reach surface in the veins due to the temperature of precipitation. This practice results in generally small reserve volumes in place ahead of mining that are generally replaced on an annual basis provided that development expenditures are not reduced.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

        All samples were assayed on site at the lab adjacent to the mill. The laboratory contains equipment capable of both wet and dry assaying of any required base or precious metal assay. Daily turn-around on assays would be expected on mill and mine development samples. The equipment was not tested and therefore its current state of repair cannot be verified.

        Samples are dried and then crushed before being pulverized in disk pulverizers. The pulverized sample is then split for assay. Gold and silver analysis was then done using fire assay techniques on site with gravimetric finish, the lab has both electronic and mechanical microbalances. Wet processes were used for base metal analysis with either titration or AA analysis depending on the sample being analyzed.

        As with any operating mine the assay results are checked when back calculations of milling products are compared with head samples and stope samples. Ultimately this is all compared by the concentrate assays of the smelter and discrepancies often result in an umpire assay being required that determines which lab or sample is correct. The mine has been running for many years in the same manner using these methods, so the adequacy of sampling has been sufficient for the mines purposes. Future exploration will develop better, more quality control and quality assurance measures.

DATA VERIFICATION

        The author Gunning took a sample of exposed vein material from the Tres Varones level on the Veta Cantanranas. The chip sample was taken across the full 70 centimeter width and the result obtained by iPL was 4.5 grams per ton Au, 1915 grams per ton silver, 11.8% lead and 16.23% zinc. The sample was also found to contain 0.325% arsenic and 0.42% copper. The methods used in the assay of the sample are attached as Appendix III. It was not felt that more sampling was necessary as no resources are being estimated and a very large number of samples would be required in order to verify past production or average grades of possible oreshoots.

        During the operating years of the mine the mill output was the ultimate verifier of grades within the many Topia veins. The production numbers in Appendix II came from company and government sources and are relied upon by the authors to reflect actual production data. Gunning was shown two receipts from smelter sales of lead and zinc concentrates (Table II in “Mineral Processing and Metallurgical Testing” section of this report).

ADJACENT PROPERTIES

        There are a number of precious metal projects in Durango State including Avino, Tamazula, La Cienega and Metates in addition to a number of projects under option to Canadian companies (Figure 5) exploring the prolific Sierra Madre Occidental mineral belt for its precious metal content. The mineralization outlined on all the projects and deposits in this section are not necessarily indicative of the mineralization on the Great Panther property.

        The nearby Metates project, located approximately 25km to the southeast of the Topia project, is a 50/50 joint venture between Wheaton River and Glamis Gold. It hosts measured and indicated resources of approximately 26 million ounces gold equivalent using a 0.3g/t cutoff, which at current metal prices is not considered to be economic according to Wheaton (Wheaton River website, Nov 2003). This disclosure does not follow the requirements for reserves and resources outlined in NI 43-101. The authors are not aware if this estimate was derived using the standards outlined in NI 43-101, the reserve estimates have been obtained from sources believed reliable but cannot be verified. In addition, the company has used “gold equivalents” without a disclosure of other parameters such as individual metal grades, recoveries, or metal prices used to derived the “gold equivalents” so this resources figure can only be considered as an “order of magnitude” and not as an indication of actual grades at Metates. The authors were unable to get more current figures or details related to the Metates grade and tonnages.

        La Cienega, located 55 km south-east of the Topia project, is a Compania Minera Peñoles gold-silver base metal mine recently put into production. This mine contains a vertically dipping vein structure, 2-10 m wide, with resources in 1997 of 5.2 million tonnes grading 6.0 g/t gold, 170 g/t silver, 1.0% lead and 1.3% zinc. It has been favourably compared to the Topia project both geologically and logistically. This estimate does not follow the required disclosure for reserves and resources outlined in NI 43-101. The authors are not aware if this resource estimate was estimated using the standards outlined in NI 43-101, the reserve estimates have been obtained from sources believed reliable but cannot be verified. The 1,000 t/d mine required complete infrastructure to be built including: powerlines, houses, schools, stores, an airstrip, etc. Total expenditures including exploration, development and capital cost was approximately $70 million US, about half of which was allocated for infrastructure costs.

        There are numerous veins on properties not a part of the Great Panther property. These other mines are commonly operated by other small miners and as can be seen in the production statistics it was common for about 5% of the total mill feed to be purchased from these outside sources. The author was not able to determine the terms of the ore purchases during the site visit and time did not permit the evaluation of any of the other veins in the vicinity of Topia. One advantage of custom milling ore from other people would be to determine what material is found in other veins nearby.

        Elsewhere in the Sierra Madre Occidental various other deposits are being explored. Although many of these deposits have different mineralization and are separate entities in no way connected to the geological structures at Topia, their discussion shows the vast mineral potential of the geological province.

o	To the south of Topia, Admiral Bay Resources is exploring the Monte del Favor property located 80 km WNW of Guadalajara. In a news release dated August 5, 2003 they reported a historic resource of 17 million tonnes grading 0.85 g/t gold and 224 g/t silver. This estimate was said to be fully compliant with the standards outlined in NI 43-101 however the authors have not reviewed the data and are not able to comment on the accuracy of the resource estimate. The reserve estimates have been obtained from sources believed reliable but cannot be verified.

        To the north are several late stage exploration/development projects namely:

o	The El Sauzal project located 240 km NNW of Topia, being developed by Glamis Gold (formerly Francisco Gold) with reported resources of 51 million tonnes grading 2.0 g/t gold in a high sulfidation epithermal system found within a 150 to 300 meter vertical zone. This resource was reported in their AIF in 2000 and the estimate does not follow the required disclosure for reserves and resources outlined in NI 43-101. The authors are not aware if this resource estimate was estimated using the standards outlined in NI 43-101, the reserve estimates have been obtained from sources believed reliable but cannot be verified.

o	Minefinders is working on its Dolores property some 450 km north of Topia. Pincock Allen and Holt in December, 2002 estimated measured and indicated resources at a 0.5g/t Au cutoff grade of 50 million tonnes grading 1.04 g/t Au and 61 g/t silver. Minefinders reports that this estimate complies with the standards outlined in NI 43-101 however the authors have not reviewed the data and are not able to comment on the accuracy of the resource estimate. The reserve estimates have been obtained from sources believed reliable but cannot be verified.

o	Roughly 440 km NNW of Topia is the Mulatos area being explored by National Gold and Alamos Gold. Mineralization at Mulatos consists of disseminated sulphides containing gold within rhyodacite volcanics. In 1997 Placer Dome estimated measured and indicated resources of 83 million tonnes grading 1.31 g/t gold at a 0.6 cutoff grade. This estimate does not follow the required disclosure for reserves and resources outlined in NI 43-101. The authors are not aware if this resource estimate was estimated using the standards outlined in NI 43-101, the reserve estimates have been obtained from sources believed reliable but cannot be verified.

o	On the Ocampo project 370 km NNW of Topia, Gammon Lake Resources reported estimates created by PAH in July, 2003 of measured resources totaling 7.38 million tonnes grading 1.39 g/t Au and 66 g/t Ag with an additional indicated resource of 9.23 million tonnes grading 1.20 g/t Au and 36 g/t Ag. Gammon reports that this estimate was prepared to the standards outlined in NI 43-101 however the authors have not reviewed the data and are not able to comment on the accuracy of the resource estimate. The reserve estimates have been obtained from sources believed reliable but cannot be verified. These resources are reportedly hosted in epithermal veins plus stockwork, breccias and shear zones.

        In addition to these advanced exploration projects there are several past producers in the area such as Guanacevi located 100 km NE of Topia where six million tonnes have been reportedly milled at an average grade of 0.17 oz/ton Au and 73 oz/ton Ag. At Guadalupe y Calvo, Buchannan estimated total past production of nearly 2 million tonnes at a grade of 37 g/t Au and 870 g/t Ag (reported on Gammon Lake website).

MINERAL PROCESSING AND METALLURGICAL TESTING

        The Topia project includes a small milling facility immediately north of the town and below the Argentina adit. The mill consists of a two-stage closed circuit crushing process flowing to fine ore bins containing about 300 tonnes of storage. Three grinding mills are located in the mill building with combined capacity of 600 tpd (reported by mine owner), however, it can readily be seen from the production table (Appendix II) that throughput seems closer to 200 tpd. Pumps, flotation cells and disk filters round out the principle components.

        The authors did not go over the mill equipment, performing only cursory inspection. In general, the mill equipment is well used. It has been left in an unready state with several conveyors in pieces and sand in the flotation cells. It will take some time and money to get the mill running again but further inspection would be required to prepare an estimate of rehabilitation costs. Costs for mill equipment rehabilitation are not a part of this report.

        Since Peñoles began production in 1952 a total of 1.38 million metric tons of ore have been processed through the mill. This includes some 64,000 tons of purchased ore. The average head grade is reported to be 420 g/t Ag, 3.7% Pb, 4.0% Zn and 0.856 g/t Au. The back calculation of head grades from concentrate content and tailings grade results in a slightly higher silver grade of 470 g/t. The tailings from the mill were calculated to average 73 g/t Ag, 0.28% Pb, 0.76% Zn and 0.436 g/t Au. The bulk of the tailings are now stored in a large pile in the middle of the townsite. There are two small earth fill dams that appear to contain tailings and appear to have been filled to near capacity. It has been estimated that there are approximately 1,000,000 tonnes of tailings in the two dams. This estimate does not follow the required disclosure for reserves and resources outlined in NI 43-101. The authors are not aware if this resource estimate was estimated using the standards outlined in NI 43-101, the reserve estimates have been obtained from sources believed reliable but cannot be verified.

        The mill produced two concentrates, namely a lead concentrate and a zinc concentrate. The tailings account for 15% of the contained silver on a calculated basis. The tailings pile has been drilled and sampled with the grades being similar to those indicated by production records. There has been no metallurgical testing done on the tailings to determine what processing might be successful in recovering further metal values.

Concentrate sales

        Most of the recovered silver reported to the lead concentrate with about 80% recovery and a further 5% of the contained silver recovered in the zinc concentrate. The author was provided with sales receipts for shipments of lead and zinc concentrate from 1999. The terms are summarized as follows in Table II.

TABLE II- TOPIA SALES RECEIPTS

------------------------------------------------------------------------------------------------------------------
Lead concentrate per metric tonne
Paid for gold minus one gram, assay was 6.8 ppm (paid 5.8 grams)                                            46.37
Paid for 95% contained silver, assay was 7,530 ppm (paid 7,153 grams)                                    1,186.52
Paid for lead minus 3%, assay was 58.4% (paid 553.4 kg)                                                     260.1
                                                                                     Total credits      $1,492.99
Treatment Charge                                                                                              190
Silver Refining @ $6.50 per kilogram                                                                         46.5
Zinc penalty $1.25 per percent over 5 (assay was 9.05%)                                                      5.06
Arsenic Penalty $3.00 per 0.1% over 0.3% (assay was 0.82%)                                                   15.6
                                                                                      Total debits        $257.16
Shipping from Topia to Torreon                                                                            $100.00
------------------------------------------------------------------------------------------------------------------
                                                                        Net Lead Concentrate Value      $1,135.83
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Zinc concentrate per metric tonne
------------------------------------------------------------------------------------------------------------------
Paid for 60% of silver minus 120ppm (assay was 303 ppm, paid for 109.8 gm)                                  17.42
Paid for Zinc minus 8%, assay was 52.87%, (paid for 448.7 kg)                                              482.07
                                                                                     Total Credits        $499.49
Treatment Charge                                                                                              200
Insoluble penalty $2 per % over 2% (assay 4.6%)                                                               5.2
Arsenic penalty $1 per 0.1% over 0.1% (assay was 0.31%)                                                       2.1
                                                                                      Total debits        $207.30
Shipping from Topia to Torreon                                                                            $100.00
------------------------------------------------------------------------------------------------------------------
                                                                        Net Zinc Concentrate Value        $192.19
------------------------------------------------------------------------------------------------------------------

        In general the metallurgical characteristics of the ore seem quite good. There is room to improve the recovery of metals to the appropriate concentrate particularly keeping zinc from the lead concentrate and keeping gold and silver out of zinc con. There is mention that concentrates are not accepted if they contain more than one percent arsenic and the Topia lead con is close to that number.

EXPLORATION AND UNDERGROUND DEVELOPMENT

        Exploration of the Topia project has generally been lacking since the exodus of Peñoles in 1990. Since then the owners have basically high-graded any available stope blocks with no drilling and only minimal lateral development. The workings on the site are named according to the vein worked and the name of the portal such as the Madre Vein on the Tres Varones level (Figure 6). Although some of the different veins are connected by crosscuts, in general the individual veins have been developed individually on several levels. This has resulted in numerous adits being used for production purposes.

        The Victoria portal is one exception to this whereby it was designed to be the focal point of the operation for veins east of the Victoria Fault. The Victoria portal is located at the 1450 elevation well below most of the productive stopes. This adit crosses through the Victoria fault within a few hundred meters of its mouth and then extends 1700 meters to the north intersecting the Oliva, Madre, Cantanranas and Argentina veins all on the eastern side of the Victoria fault. It is at an elevation well below the mill requiring production ore to be hauled up the steep, narrow dirt roads. The ore dump at the Victoria portal has been washed out and will require some major repairs before it can be used again. The adit was not accessible at the time of the site visit because of reported ground sloughing in the Victoria fault. This level also drains many of the upper levels with about 10 litres per second of water flowing out the portal. In operating times this water was pumped up to the mill for use as process water.

        The principle ore source at Topia has been the Veta Madre or mother vein. This vein has been mined over a strike length of over three kilometers. Early work was focussed primarily east of the Victoria fault and then later from the Cocinera level west of the Carrizo fault. The most recent work on the Veta Madre is in 15-22 mine area which is accessed by the 15-22 (1522m. elev.), the Tres Varones (1580m elev.) and Don Benito (1622m. elev.) levels each having a rather precipitous portal access located on about section 0 on Figure 6. Although longitudinal sections are available for most of the other veins the long section of the Veta Madre is the only one shown as it best shows the lateral extent of the mineralization and mine workings at Topia.

        The Madre vein was examined on both the 15-22 (1534 elev.) and Tres Varones (1583 elev.) levels by the author and the crosscuts were found in reasonable repair although the track has been removed in places in the upper level. The drifts along veins were a different story where workings vary between orderly stopes defined by wooden chutes to high graded rat holes characterized by high backs above piles of waste rock. It is these latter workings that will pose problems for subsequent operations as significant rehabilitation will be required in order to access and evaluate the veins in these areas. There were significant lengths of mineralized vein visible in these tunnels at widths between 30 and 70 centimetres.

        One of the prospects for ore is between the Tres Varones and Cocinera levels between sections 0 and 800E. This area has good vein widths and is relatively accessible. The longitudinal section of the Veta Madre shows many small remnant blocks that may be extracted from the 15-22 level (Figure 7). These small blocks will be costly to define and extract. Of greater interest however is the area to the west with one drill intercept, specifically hole BNO TE-01-88 which intercepted a 23 cm vein grading 7.5 ppm Au, 315 ppm Ag, 6.7% Pb, and 2.4% Zn at an elevation of 1510 meters. This intercept is west of a major dyke and about 200 meters west of any workings. There is also potential to the east where mineralization is thought to extend however there are no drill intercepts in this area. The Veta Madre is also unexplored in the area of the Victoria fault but the owner expressed concern that the vein was faulted into very small pieces in this area that might not permit efficient mining and may make it difficult to follow by drifting. This section of the vein is also directly below the town of Topia.

        The Veta Cantanranas is the closest vein to the Veta Madre and in fact splays to the north from the Veta Madre looking toward the east. The Cantanranas vein tends to dip steeply to the south, somewhat different than the almost vertical Veta Madre. It has been stoped between sections 200 West and 2600 East and may extend to the Hormiguera mine at 3200 East. The gaps in stope locations on this vein may be due to the overlap of the Madre vein stopes. The combination and then splaying of these two veins makes following them difficult at times and there may be some instances where lost portions of economic veins remain in the walls.

        There has been some drilling of small blocks with the best intercept occurring in hole PS 08-87 which hit 10 cm grading 1540 g/t silver and 2.5 g/t gold at section 200W above the Tres Varones level. On the east end there are two holes below the Hormiguera mine at about the 1950 elevation that carried about 700g/t silver over 25 to 30 centimetres of vein. There is 400 meters of strike length between the end of the Cantanranas workings and Hormiguera, representing a significant target however the vein may have been eroded in this section and therefore a better target might be east of Hormiguera.

        The Argentina vein is located immediately north of the mill and has been exploited between sections 900 East and 1600 East from six main levels. Vertically the stopes are located between 1600 and 1900 meters. Peñoles had postulated potential strike extensions to this vein and some drilling was done to test these theories. Four holes were drilled to the east from surface, in 1986 a hole on section 2200E and 2400E and in 1987 another 2 holes on section 1800 E. The 1986 holes intersected only very narrow veins however the 1987 holes intersected 60 to 95 centimeter veins assaying between 120 g/t and 150 g/t silver.

        The Argentina vein is the northern limit of surface exposure of Topia andesites as rhyolite outcrop is found making exploration of strike extensions difficult. There is potential for the Argentina vein to continue west of the Victoria fault similar to the Madre and Cantanranas veins.

        The Animas vein is south of the Madre vein and due to the lower surface elevation there seem to be mineralized sections missing due to the level of erosion. Other veins in this area and possible continuations may be the Oliva, La Dura, and Dos Amigos veins. To the north there are other minor veins stoped such as the Santa Cruz and Santa Juliana. Like the major veins all of these veins contain small remnant blocks beside, below and above existing stopes as well as the potential for strike extensions. The numerous faults and splays make following the veins difficult and there is potential for better veins in the wall rock in places where the wrong vein has been followed.

        The Las Papas area is located about seven kilometers northeast of Topia. At the time of writing MMR was trying to verify title and location of the claims in this area. There are 3 known veins with mainly minor underground development and only the Vicente vein has been stoped. At Las Papas the veins occupy both the vein and main fault orientation seen at Topia. Another significant difference in this area is that the Ag:Au ratio is much lower being between 10 and 20 to one instead of the 300 to 1 seen typically at Topia. On the maps seen by the author no lead or zinc assays were shown indicating that these veins may also be mineralogically different.

        The Vicente vein has two significant stopes, both of which continue to surface. Three levels have been developed and three pillar samples are reported as 4.8 g/t Au with 65 g/t Ag over 1.9 m, 3.41 g/t Au with 94 g/t Ag over 1.87 m and 8.72 g/t Au with 160 g/t Ag over 0.32 m. There appears to have been some diamond drilling done on this vein but complete plans and results were not found during the site visit.

        The Abundancia vein has had 14 surface samples reported over a 600 m strike length. Vein thickness ranges from 0.2 to 1.1 meters with two anomalous thicknesses of 1.7 and 7 meters, with half of the samples between 40 and 60 centimeters. Two of these half-meter samples assayed 32.5 and 34.5 g/t Au with 596 and 386 g/t Ag, respectively. Most other samples were closer to 2 g/t Au with 60 g/t Ag. A 50 meter adit is also shown on the map but no assays are shown.

        The third vein at Las Papas is the Socorro vein and has been sampled on surface over 300 meters with 16 samples. Samples vary in thickness between 0.25 and 1.1 meters and grades vary between trace and 400gpt Au. Silver grades are again 10 to 20 times those for gold. Two samples are over 100 g/t Au and 100 g/t Ag, another 0.3m sample assayed 35 g/t Au and 714 g/t Ag , a 0.9m sample ran 15 g/t Au with 178 g/t Ag and a 1.4 meter sample carried 12 g/t Au with 17 g/t Ag. The map shows short adits beneath the best surface samples but no stopes appear to been mined. The samples are not evenly distributed along strike and no information was found on vein geology.

        The Las Papas area is interesting due to its elevated gold values. Further study is needed to determine the geology of the area and potential surface enrichment influence on the samples. These veins may have a different vertical zone of mineralization and care will have to be taken to not make too many assumptions.

        Most of the exploration on the Topia property is by tunneling on veins found in either crosscuts or on surface. In the Peñoles era veins were both mapped and sampled but in the last ten years little geological work seems to have been maintained. In total over 24 kilometers of horizontal tunnels exist on the various veins and connecting them.

        Access on surface and underground was limited during the site visit and it would have been impossible to verify all of the samples mentioned in the report. These samples and assays are reported as shown on various maps drawn by Peñoles and MCT personnel and are believed reliable but could not be verified.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION

        There are no resources or reserves on the property that have been prepared by standards outlined in NI 43-101. The mine owner has prepared a reserve estimate but most of the tonnes are in very small remnants around old stopes and will require very detailed investigation as to the viability of mining them. The larger tonnage blocks tend to be inferred areas peripheral to any workings.

        Some of the annual reserve reports generated by Peñoles mine staff in the early 1980‘s were found in the mine office. These reports were very detailed and typically the proven and probable reserve was about 200,000 tons or roughly 3 years of mill feed. This is a fairly normal reserve base for a narrow vein mine where underground development is required to define reserves.

        It will take time to rehabilitate workings to access the small blocks of reserves apparent in the existing workings. These small blocks will have to be evaluated as quickly as possible to determine the cost associated with each block to see if it is actually “ore” or not. Diamond drilling into some of the peripheral areas should indicate vein location.

OTHER RELEVANT DATA

        There is a large pile of tailings (about one million tonnes) located at the north end of the town of Topia. Rainfall appears to be slowly eroding this material into the nearby streams. This pile was constructed by hand, taking sand from the inside and making small dykes to contain the tailings and then by reclaiming process water along with evaporation the result is a fairly dry pile of sand. This method of tailings disposal is cost effective but results in a fairly unstable and unconfined tailing that is susceptible to discharge of acid and metals to the environment. The tailings has been drilled and sampled and the calculated average is similar to the weighted average tailings grade of 73 ppm silver, 0.44 ppm gold, 0.28% lead and 0.76% zinc. This estimate does not follow the required disclosure for reserves and resources outlined in NI 43-101. The authors are not aware if this resource estimate was estimated using the standards outlined in NI 43-101, the reserve estimates have been obtained from sources believed reliable but cannot be verified.

        There has been no testing of any metallurgical process to recover metals form this tailings material. Testing is needed to evaluate the potential to use cyanide to recover gold and silver or regrinding to recover additional flotation concentrates. The processing of this material will forfeit any grandfathered permits for the tailings and new storage sites would be required. At least some of the tailings could be placed as backfill in the old mine workings provided that those workings could be sealed.

INTERPRETATION AND CONCLUSIONS

        Topia is a world class polymetallic fissure vein district. It has a rich production history with recorded production of 1.3 million tonnes of ore containing 15.4 million ounces of silver and has been the site of some very academic geologic studies. The principle operator was Peñoles, the second largest Mexican mining company and largest silver producer in Mexico, who halted operation and reportedly sold the property when unionization was threatened. For the past 10 years little in the way of exploration has occurred with production coming from generally small glory holes underground at rates well below plant capacity.

        Great Panther is acquiring an option on the property through the purchase of a Mexican company, Minera Mexicana el Rosario S.A. de C.V. The option to purchase provides one year to evaluate the project for the cost of $100,000. If sufficient mineral potential is found in that time then additional payments of US$1.33 million are required to complete the purchase of all of the property and assets of which $980,000 will be repaid out of production. Along with this purchase price are debts of US$1.14 million that must be repaid primarily out of production. It is therefore of the utmost importance that Great Panther fully evaluates the project potential during the first relatively inexpensive year.

        The Topia property consists of 40 claims covering 1277 hectares that host at least four major veins along with numerous other veins. Two other claim groups nearby (361 ha) may also be a part of the option. A mill is on site with past production of approximately 200 tonnes per day. The mill produced both lead and zinc concentrates using differential flotation techniques. Offices, assay lab, maintenance shops and housing are all facilities under option to purchase by Great Panther. The town of Topia has a rich mining history and is home to a large skilled mining workforce. There is ample water for mining and milling in underground workings as well as small streams draining the sierra.

        The property owners were unable to produce permits for the Topia operation but claim that they have authorization to operate the mill. The tailings storage location in the centre of town is an eyesore and potential environmental liability, although there are apparently grandfather clauses that protect owners from liabilities created in the past. There are numerous underground workings that could potentially be filled with tailings that would both secure the workings as well as providing a storage place for the tailings.

        Topia is almost a turnkey operation needing the definition and development of reserves and some mechanical rehabilitation of mining and milling equipment. With other districts of similar deposit types hosting total tonnages substantially higher than that mined to date at Topia there is the possibility that the Topia mine might operate for many years in the future making this purchase price seem very reasonable. Of course it may also be found that very few additional reserves exist along the known veins, making the additional payments unwarranted.

RECOMMENDATIONS

        An $820,000 phase I program is recommended to aggressively evaluate the project. The main expense in this phase is the diamond drilling and underground exploration to determine the existence of sufficient resources to warrant continuing with the project. This program is purposely expensive in order to adequately evaluate the project during the relatively inexpensive first year of the option. This program will need to define sufficient indicated and measured mineral resources to support a few years of production (200,000 tons) and additional inferred resources to provide exploration targets for future production. The resource estimate would be the basis of a Scoping Study completed in Phase II.

        In the following cost estimate it is assumed that most non-local technical personnel will be housed in company accommodation and that existing offices and vehicles will be used. The total budget for underground development includes monies for equipment refurbishment and it is not expected that all of the 1000 meters will be new development, some will be rehabilitated existing workings.

        At $100 per meter the drilling cost may be low depending on the requirement for helicopter support. The topography is very steep and drill sites will be difficult to establish and access. The meters drilled may need to be decreased to fit the budget if minimum hours are required for the helicopter or high mob/demob charges are required for the helicopter.

        Time will be of the utmost importance in this program and it will be very important to embark on the phase I program as quickly as possible as underground development will be slow, particularly with the condition of mining equipment being uncertain at best. Some baseline water sampling should be initiated at least to show the state of local water courses at the time when Great Panther acquired the project.

Dated at Vancouver, British Columbia, this 20th day of November, 2003.

/s/“George Cavey”

/s/“David Gunning”

George Cavey, P.Geo........ David Gunning, P.Eng.

                                               COST ESTIMATES

PHASE I      (US DOLLARS)

Mobilization and Demobilization                                                                                $ 10,000
Geological Compilation and Organization                                                                          20,000
Geological Mapping                                                                                                5,000
Sample Analysis
         Rocks 500 @ $20/sample                                                                                  10,000
         Core 300 @ $20/sample                                                                                    6,000
Administration incl. Senior Geologist                                                                            50,000
Communication                                                                                                     5,000
Accommodation, Food and Travel                                                                                   20,000
Underground Dev.1,000m @ $300/m incl some rehab.of                                                              300,000
equip & workings
Diamond Drilling       3000 m @ $100/m                                                                          300,000
Report                                                                                                           20,000

         Subtotal                                                                                               746,000
Contingency @ 10%                                                                                                74,600
Grand Total                                                                                                   $ 820,600
SAY                                                                                                           $ 820,000

PHASE II      (US DOLLARS)

Environmental Studies                                                                                          $ 15,000
Metallurgical testing & Mill examination                                                                         15,000
Resource Calculation                                                                                             20,000
Scoping study                                                                                                    50,000

         Subtotal                                                                                               100,000
Contingency @ 10%                                                                                                10,000
Grand Total                                                                                                   $ 110,000

REFERENCES

CLARK, K.F.

1986: Summary of the lithology, tectonic framework and metallic deposits in Sierra Madre Occidental, northwestern Mexico.

CLARK, K.F. AND MELENDEZ, LUIS R.1991:
Gold and Silver Deposits in MexicoCONSEJO
DE RECURSOS MINERALES (CRM)

      1993: Monografia Geologico — Minera del Estado de Durango,Report
M-10e.

DE CSERNA, Z.

1989: An outline of the geology of Mexico, in Bally, A.W., and Palmer, A.R. eds., The Geology of North America - An overview: Boulder, Colorado, Geological Society of America, The Geology of North America, v. A.

ERICKSEN, G.E. AND CUNNINGHAM, C.G.

1993: Epithermal Precious-Metal Deposits Hosted by the Neogene and Quaternary Volcanic Complex in the Central Andes. GAC Special Paper 40, Mineral Deposit Modelling, pp 419-431.

LOUCKS, ROBERT R., LEMISH, JOHN AND DAMON, PAUL E.

1988: Polymetallic Epithermal Fissure Vein Mineralization, Topia, Durango, Mexico: Part I. District Geology, Geochronology, Hydrothermal Altereation, and Vein Mineralogy. Bulletin of Economic Geology, vol. 83 pp. 1499-1528.

LOUCKS, ROBERT R. AND PETERSEN, ULRICH

1988: Polymetallic Epithermal Fissure Vein Mineralization, Topia, Durango, Mexico: Part II. Silver Mineral Chemistry and High Resolution Patterns of Chemical Zoning in Veins. Bulletin of Economic Geology vol. 83 pp. 1529-1559.

NEW RELEASES/WEBSITES/CORPORATE FILINGS

2003: Admiral Bar Resources, Alamos Gold, Francisco Gold, Gammon Lake Resources, Minefinders 1997: Consolidated Samarkand, April 2, May 27, June 16. PEREZ CUEVAS, MIGUEL 1992: Potential Geologico — Minero de Districto Minero de Tahuehueto, Municipio de Tepehuanes, Durango,

Mexico for Contrucciones y Desarrollos Mineros Japal, S.A. de C.V., Jan., 1992. Roberts, Wayne J., Northern Crown Mines Ltd. 1994: A Canadian Perspective of Exploring in Mexico, from a presentation given by the Mineral Deposit

        Research Unit (MDRU) on “The Metallogeny of Mexico”, April 18 — 19, 1994. SEDLOCK, R. L., ORTEGA-GUTIRREZ, F., AND SPEED, R.C. 1993: Tectonostratigraphic Terranes and Tectonic Evolution of Mexico, GSA Special Paper 278. SPRING, V and MACFARLANE G.R.

2002: A Technical Review Of Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico for Wheaton River Minerals Ltd., Watts, Griffis and McOuat Limited, Original April 25, 2002 Revised June 5, 2002 Amended August 12, 2002

      OreQuest Reports Previously Prepared

CAVEY, G.,

1994: Preliminary Report on the San Pedro Project, Sinaloa State, Mexico, for Castle Minerals Inc., June

      10, 1994.

CAVEY, G.,

1994: Preliminary Report on the Cerro Aqujerado Project, Pueblo Nuevo Area, Durango State, Mexico, for Castle Minerals Inc., June 13, 1994.

CAVEY, G.,

1994: Geological Report on the El Dorado Project, Municipality of Rosamorada, Nayarit State, Mexico, for Castle Minerals Inc., Aug 2, 1994.

CAVEY, G.,

1994: Preliminary Report on the La Lajita Project, Pueblo Nuevo Area, Durango State, Mexico, for Castle Minerals Inc., July 15, 1994.

CAVEY, G.,

1994: Preliminary Report on the Tahuehueto Project, Municipality of Tepehuanes, Durango State, Mexico, for Castle Minerals Inc., June 30, 1994.

CAVEY, G.,

1994: Geological Report on the Tahuehueto Project, Municipality of Tepehuanes, Durango State, Mexico, for Castle Minerals Inc., August 30, 1994.

CAVEY, G.

1998: Summary Report on the Macocozac Property for Sand River Resources Ltd., Zacatecas, Mexico, Dec 5,

    1998.        CAVEY, G.

1998: Summary Report on the Los Lamentos Property for Sand River Resources Ltd., Chihuahua, Mexico, Sept

      1, 1998.

CAVEY, G.

1998: Summary Report on the Nieves Property for Quaterra Resources Inc., Zacatecas, Mexico, Jan 6, 1999. CAVEY, G., AND RAVEN, W. 1994: Geological Report on the La Lajita Project, Pueblo Nuevo Area, Durango State, Mexico, for Castle

        Minerals Inc., Aug, 1994. CAVEY, G. and RAVEN, W.

1998: Geological and Drilling Report on the Rio Tinto Property for Newcoast Silver Mines Ltd., Chihuahua, Mexico, Aug 25, 1998.

CAVEY, G., and SIVERTZ, G.

1995: Report on the Tejamen Property, Municipality of Nuevo Ideal, Durango State, Mexico, for Castle Minerals Inc., Jan 13, 1995.

CERTIFICATE OF AUTHOR

        I, George Cavey, of 306-595 Howe Street, Vancouver British Columbia, hereby certify:

1.     I am a graduate of the University of British Columbia (1976) and hold a B.Sc. degree in geology. 2. I am presently employed as a consulting geologist with OreQuest Consultants Ltd. of #306-595 Howe

      Street, Vancouver, British Columbia.

3.	I have been employed in my profession by various mining companies since graduation, with OreQuest Consultants Ltd. since 1982.

4.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been a member since 1992. I am also a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, Association of Professional Engineers and Geoscientists of Manitoba and the Association of Professional Engineers and Geoscientists of Ontario.

5.	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.	I am responsible for the review of certain sections of this report utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix IV.

7.	I have not visited the Topia Project. I have had no direct involvement with Great Panther Resources Limited

8.	I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

9.	I am independent of Great Panther Resources Limited applying all the tests in Section 1.5 of NI 43-101.

10.	I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.

11.	I consent to the use of this report for the purpose of complying with the requirements set out in NI 43-101 to support the Great Panther Resources Limited acquisition of the Topia Project and to be submitted to SEDAR for electronic filing.

   /s/ “George Cavey”

George Cavey, P.Geo........

        DATED at Vancouver, British Columbia, this 20th day of November, 2003.

CERTIFICATE OF AUTHOR

I, David R. Gunning, of 20356 42 A Avenue, Langley British Columbia, hereby certify:

1.	I am a graduate of the University of British Columbia (1983) and hold a B.A.Sc. degree in Mining and Mineral Process Engineering (mining option).

2.	I am presently self-employed as a consulting mining engineer.

3.	I have been employed in my profession by various mining companies since graduation, and self employed as a consultant since 1996.

4.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been registered since 1989.

5.	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.	I am responsible for preparation of all sections of this report utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix IV.

7.	I visited the Topia Project on September 8-10th, 2003. I have had no direct involvement with Great Panther Resources Limited

8.	I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

9.	I am independent of Great Panther Resources Limited applying all the tests in Section 1.5 of NI 43-101.

10.	I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.

11.	I consent to the use of this report for the purpose of complying with the requirements set out in NI 43-101 to support the Great Panther Resources Limited acquisition of the Topia Project and to be submitted to SEDAR for electronic filing.

/s/ “David Gunning”.........

David R. Gunning P.Eng.....

DATED at Vancouver, British Columbia, this 20th day of November, 2003.

APPENDIX I

MINERAL CLAIM INFORMATION

APPENDIX I — MINERAL CLAIM INFORMATION

                          Topia Claim Group
========================================================================================================
               Title No.      Expiry Date                   Claim Name                Area (Hectares)
========================================================================================================
            1      125934           15-Aug-03 El Condor                                      64
            2      176292           16-Mar-11 Topia uno                                     221
            3      177243           10-Aug-11 La Esperanza                                  183
            4      180781           14-Jul-12 La Concha y anexas                             14
            5      180782           14-Jul-12 El Canguro                                     64
            6      180784           14-Jul-12 Ampliacion Oliva                               23
            7      180785           14-Jul-12 Don Rafael                                     94
            8      180788           14-Jul-12 Don Eduardo                                    29
            9      180789           14-Jul-12 Australia                                      50
           10      180790           14-Jul-12 El Durangueno                                  50
           11      180791           14-Jul-12 San Andres                                     10
           12      180792           14-Jul-12 Nueva Argentina y carrizo                      30
           13      180793           14-Jul-12 Ampliacoin El Carmen                           16
           14      180794           14-Jul-12 La Dura y anexsas                              24
           15      180795           14-Jul-12 Occidental este                                10
           16      180796           14-Jul-12 Saltan ranas                                   14
           17      180797           14-Jul-12 Zona Buena                                     3
           18      180799           14-Jul-12 Don Enrique                                    45
           19      181012           13-Aug-12 Union del pueblo                               6
           20      181013           13-Aug-12 Ampliacion las Animas                          5
           21      181014           13-Aug-12 La Colorada                                    4
           22      181015           13-Aug-12 El Vasco                                       37
           23      181016           13-Aug-12 La Jicara                                      52
           24      181017           13-Aug-12 Argentina Norte                                14
           25      181018           13-Aug-12 Ampliacion la Marquesa                         31
           26      181019           13-Aug-12 Socabon Victoria Cantaranas                    8
           27      181020           13-Aug-12 Cantaranas                                     19
           28      181162            8-Sep-12 Prosperidad                                    22
           29      181163            8-Sep-12 Santa Bibiana                                  5
           30      181164            8-Sep-12 C.E. Schauffler poniente                       6
           31      181165            8-Sep-12 Julian Rivera                                  8
           32      181166            8-Sep-12 El Carmen                                      9
           33      181167            8-Sep-12 Animas                                         8
           34      181168            8-Sep-12 Valencia y Oliva                               11
           35      181169            8-Sep-12 La Argentina                                   20
           36      182286           30-May-13 Unificacion Santa Eduwiges                     34
           37      185869           13-Dec-14 Santo Nino                                     8
           38      194430           29-Dec-16 El Sueno                                       2
           39      196116           22-Sep-17 Unificacion La Marquesa                        21
           40      184675            9-Nov-14 Unificacion ampliacon el salto                 3
========================================================================================================
                                              Total Area, Topia Group                       1277

                          Las Papas Group
========================================================================================================
               Title No.      Expiry Date                   Claim Name                Area (Hectares)
========================================================================================================
           41      166904            1-Feb-09 El Socorro                                     30
           42      186327           28-Mar-15 3a ampliacion La Abundancia                    36
           43      188602           28-Nov-15 La Abundancia 6                                63
           44      189837            5-Dec-15 La Abundancia 7                                6
           45      192045           18-Dec-16 4ta ampliacion La Abundancia                   39
           46      163048           24-Jul-05 LA Abundancia                                  40
           47      178635           14-Jul-12 Ampliacion la Abundancia                       95
========================================================================================================
                                              Total Area, Las Papas Group                   309

                          Torance Group
========================================================================================================
               Title No.      Expiry Date                   Claim Name                Area (Hectares)
========================================================================================================
           48      180798           14-Jul-12 Ampliacion El Jarillal                         33
           49      180800           14-Jul-12 El Jarillal                                    19
========================================================================================================
                                              Total Area, Torance Group                      52

APPENDIX II

TOPIA PRODUCTION DATA

APPENDIX II — TOPIA PRODUCTION DATA

----------------------------------------------------------------------------------------------------------------
         Year            Tons Milled               Head Grade                           Tailings
                                      --------------------------------------------------------------------------
                                      Au(g/t)   Ag(g/t)    Pb %    Zn %    Au(g/t)    Ag(g/t)   Pb %    Zn %
----------------------------------------------------------------------------------------------------------------
         1952                   2,649     1.02       828     4.60    5.60       0.46       180   0.69       0.9
         1953                  19,332     1.06      1248     8.40    8.90       0.55       194   0.63       1.2
         1954                  26,498     1.42       731     8.60    7.10       0.92       106   0.50       0.8
         1955                  27,551     1.65       511     7.60    7.70       1.06        84   0.15       0.7
         1956                  34,038     1.34       493     7.00    6.50       0.86        87   0.13       0.6
         1957                  30,015     1.28       584     7.30    6.00       0.72       105   0.16       0.7
         1958                  34,380     1.33       524     6.20    6.10       0.89        87   0.15       1.0
         1959                  38,839     1.57       475     5.30    6.70       1.13        93   0.24       1.0
         1960                  29,388     1.55       426     6.00    5.80       0.94        81   0.14       1.0
         1961                  33,479     1.34       458     5.70    5.80       0.86        76   0.11       0.8
         1962                  26,372     0.94       443     5.10    5.10       0.56        69   0.16       0.8
         1963                  23,003     0.50       443     5.10    4.00       0.38        74   0.23       0.7
         1964                  22,468     0.46       526     5.90    5.20       0.33        80   0.13       0.8
         1965                  22,911     0.56       511     5.90    4.40       0.42        57   0.18       0.7
         1966                  24,462     0.50       456     5.70    4.70       0.34        62   0.17       0.7
         1967                  24,991     0.66       491     6.90    4.90       0.43        78   0.22       0.8
         1968                  25,323     0.81       564     6.50    4.50       0.54       101   0.16       0.7
         1969                  23,420     0.64       433     5.20    3.00       0.60        80   0.11       0.7
         1970                  25,579     1.03       624     3.90    4.50       0.71        86   0.13       0.8
         1971                  29,883     0.78       644     3.70    5.40       0.41        84   0.16       0.7
         1972                  29,726     1.04       611     3.50    3.80       0.70        79   0.11       0.6
         1973                  31,490     0.52       455     3.90    3.20       0.30        49   0.17       0.5
         1974                  33,610     0.56       459     3.60    4.50       0.41        56   0.22       0.5
         1975                  37,750     0.53        56             4.00       0.32        73   0.21       0.4
         1976                  45,180     0.52       476             3.30       0.29        69   0.17       0.5
         1977                  44,498     0.53       413     3.50    3.70       0.25        61   0.16       0.5
         1978                  44,455     0.50       378     3.10    3.50       0.23        71   0.17       0.6
         1979                  45,468     0.44       353     2.80    3.80       0.21        74   0.36       0.8
         1980                   54641     0.36       320     2.70    3.10       0.16        67   0.31       0.6
         1981                  59,639     0.37       308     2.50    3.00       0.17        54   0.26       0.6
         1982                  58,883     0.40       341     2.80    3.80       0.17        58   0.33       0.8
         1983                  51,903     0.38       273     2.20    2.80       0.15        52   0.34       0.6
         1984                  41,138     0.91       320     2.10    2.60       0.31        63   0.46       0.7
         1985                  36,410     1.76       505     3.10    2.90       0.58        86   0.78       0.6
         1986                  40,318     2.01       413     2.80    3.30       0.61        76   0.82       1.6
         1987                  45,619     1.23       391     2.90    3.20       0.38        65   0.63       1.3
         1988                  61,287     1.01       305     1.80    2.00       0.32        69   0.34       0.9
         1989                  30,300     0.96       349     1.80    2.00       0.27        66   0.04       0.9
         1990                  12,251     0.72       484     3.18    3.77       0.29        70   0.31       0.9
         1991                  14,167     0.79       399     3.40    4.29       0.30        41   0.33       0.8
         1992                   8,141     0.87       490     3.97    4.59       0.17        34   0.29       0.8
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
         Year           Tons Milled                Head Grade                            Tailings
                                     ---------------------------------------------------------------------------
                                      Au(g/t)   Ag(g/t)     Pb %     Zn %    Au(g/t)  Ag(g/t)   Pb %     Zn %
                        ----------------------------------------------------------------------------------------
         1995                  2,170                 1052     5.80     9.10                 94    0.23      2.0
         1996                  5,382      0.73        520     3.40     5.20      0.13       64    0.30      0.7
         1997                  8,782                  648     5.40     5.10                 53    0.24      0.8
         1998                  8,443                  548     5.60     4.70      0.12       51    0.21      0.9
         1999                  5,317                  480     5.80     4.70                 48    0.21      0.9
----------------------------------------------------------------------------------------------------------------
   Totals 1952-1999      1,381,549     0.855      420      3.75%    4.03%     0.44       73     0.28%   0.76%
----------------------------------------------------------------------------------------------------------------

APPENDIX IV

iPL ANALYTICAL PROCEDURES

APPENDIX III — iPL ANALYTICAL PROCEDURES

1.	METHOD OF 30 ELEMENT ANALYSIS BY AQUA REGIA DIGESTION/ICP

(a)	0.50 grams of sample is digested with diluted Aqua Regia solution by heating in a hot water bath, at about 95 Celsius for 90 minutes, then cooled and bulked up to a fixed volume with de-mineralized water, and thoroughly mixed. Digested samples are let settled over night to separate residue from solution.

(b)	The specific elements are determined using an Inductively Coupled Argon Plasma spectrophotometer. All elements are corrected for inter-element interference. All data are subsequently stored onto computer diskette.

Quality Control

        The machine is first calibrated using three known standards and a blank. The test samples are then run in batches.

        A sample batch consists of 38 or less samples. Two tubes are placed before a set. These are an In-house standard and an acid blank, which are both digested with the samples. A known standard with characteristics best matching the samples is chosen and placed after every fifteenth sample. After every 38th sample (not including standards), two samples, chosen at random, are re-weighed and analyzed. At the end of a batch, the standard and blank used at the beginning is rerun. The readings for these knowns are compared with the pre-rack knowns to detect any calibration drift.

Note:	Some elements may not be completely digested

2.     METHOD OF GOLD ANALYSIS BY FIRE ASSAY / AAS

(a)     10.00 to 30.00 grams of sample was weighed into a fusion pot which contained a combination of fluxes such as lead oxide, sodium carbonate, borax, silica flour, baking flour or potassium nitrate. After the sample and fluxes had been mixed thoroughly, some silver inquart and a thin layer of borax was added on top.

(b)     The sample was then charged into a fire assay furnace at 2000 F for one hour, at this stage, lead oxide would be reduced to elemental lead and slowly sunken down to the bottom of the fusion pot and collected the gold and silver along the way.

(c)     After one hour of fusion, the sample was then taken out and pour into a conical cast iron mould, the elemental lead which contained precious metals would stayed at the bottom of the mould and any unwanted materials called slag would floated on top and removed by hammering, a “lead button” is formed. (d) The lead button was then put back in the furnace onto a preheated cupel for a second stage of separation, at 1650 F, the lead button became liquefied and absorbed by the cupel, but gold and silver which had higher melting points would stayed on top of the cupel.

(e)     After 45 minutes of cupellation, the cupel was then taken out and cooled, the dore bead which contained precious metals was then transferred into a test tube and dissolved in hot Aqua Regia solution heated by a hot water bath.

(f)     The gold in solution is determined with an Atomic Absorption spectrometer. The gold value, in parts-per-billion, or grams-per-tonne is calculated by comparison with a set of known gold standards.

Quality Control

        Every fusion of 24 pots contains 22 samples, one internal standard or blank, and a random reweigh of one of the samples. Samples with anomalous gold values greater than 1000 ppb are automatically checked by Fire Assay/AA methods. Samples with gold values greater than 10000 ppb are automatically checked by Fire Assay/Gravimetric methods.

3. METHOD OF METALLIC GOLD ANALYSIS BY FIRE ASSAY

Sample preparation:

(a)	Samples are crushed to –10 mesh, riffle split into 250 grams and pulverized, The coarse fraction is then screened out by using a 150 mesh size screen. The entire +150 mesh and a portion of minus are assay separately and a combined total gold in g/mt is calculated based on the weight of both fraction.

(b)	20 to 30 grams of samples was weighed into a fusion pot with fluxes such as lead oxide, sodium carbonate, borax, silica flour, baking flour or potassium nitrate. After the sample and fluxes had been mixed thoroughly, some silver inquart and a thin layer of borax was added on top.

(c)	The sample was then charged into a fire assay furnace at 2000 F for one hour, at his stage, lead oxide would be reduced to elemental lead and slowly sunken down to the bottom of the fusion pot and collected the gold and silver along the way.

(d)	After one hour of fusion, the sample was taken out and pour into a conical cast iron mould. The elemental lead which contained precious metals would stayed at the bottom of the mould and any unwanted materials called slag would floated on top and removed by hammering, a “lead button” is formed.

(e)	The lead button was then put back in the furnace onto a preheated cupel for a second stage of separation, at 1650 F, the lead button became liquefied and absorbed by the cupel, but gold and silver which had higher melting points would stayed on top of the cupel.

(f)	After 45 minutes of cupellation, the cupel was then taken out and cooled, the dore bead which contained precious metals was then weighed and transferred into a test tube and dissolved in hot Aqua Regia solution heated by a hot water bath.

(g)	The gold in solution is determined with an Atomic Absorption spectrometer. The gold value, in parts-per-billion, or grams-per-tonne is calculated by comparison with a set of known gold standards.

Quality Control

        Every fusion of 24 pots contains 22 samples, one internal standard or blank, and a random reweigh of one of the samples. Samples with anomalous gold values greater than 500 ppb are automatically checked by Fire Assay/AA methods. Samples with gold values greater than 10000 ppb are automatically checked by Fire Assay/Gravimetric methods.

APPENDIX IV

SECTIONS OF REPORT AND CORRESPONDING RESPONSIBLE AUTHOR

APPENDIX IV — SECTIONS OF REPORT AND CORRESPONDING RESPONSIBLE AUTHOR

Summary  Cavey, Gunning
Introduction and Terms of Reference.........................................................Cavey, Gunning
Disclaimer..................................................................................Cavey, Gunning
Property Description and Location..................................................................Gunning
Accessibility, Climate, Local Resources, Infrastructure and Physiography .........................Gunning
History  Gunning
Geological Setting..........................................................................Cavey, Gunning
Deposit Types...............................................................................Cavey, Gunning
Mineralization.....................................................................................Gunning
Exploration........................................................................................Gunning
Drilling Gunning
Sampling Method and Approach................................................................Cavey, Gunning
Sample Preparation, Analysis and Security...................................................Cavey, Gunning
Data Verification..................................................................................Gunning
Adjacent Properties.........................................................................Cavey, Gunning
Mineral Processing and Metallurgical Testing.......................................................Gunning
         Concentrate Sales.........................................................................Gunning
Exploration and Underground Development............................................................Gunning
Mineral Resource and Mineral Reserve Estimation....................................................Gunning
Other Relevant Data................................................................................Gunning
Interpretation and Conclusions..............................................................Cavey, Gunning
Recommendations ............................................................................Cavey, Gunning
Cost Estimates.....................................................................................Gunning
References..................................................................................Cavey, Gunning